

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Andrea Funk
Chief Financial Officer
EnerSys
2366 Bernville Rd.
Reading, PA 19605

> **Re: EnerSys**
> **Form 10-K for the Fiscal Year Ended March 31, 2022**
> **Filed May 25, 2022**
> **File No. 001-32253**

Dear Andrea Funk:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing